FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

May 8, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 8, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer is finalizing the acquisition of twelve new gold properties located in the provinces of Jujuy and Catamarca in northwest Argentina.  The properties cover an aggregate area of approximately 580 square kilometres and are a combination of 100% Issuer owned (staked) ground and land being acquired through option agreements with local third parties (presently being finalized).

Item 5.	Full Description of Material Change

The Issuer is finalizing the acquisition of twelve new gold properties located in the provinces of Jujuy and Catamarca in northwest Argentina.  The properties cover an aggregate area of approximately 580 square kilometres and are a combination of 100% Issuer owned (staked) ground and land being acquired through option agreements with local third parties (presently being finalized).

The discovery and acquisition of these properties is the result of an aggressive year long multidisciplinary regional exploration program targeting a Sedimentary Hosted Vein (SHV) model in the 61,000 square kilometre Ordovician Santa Victoria Basin.

SHV type deposits are capable of forming a wide range of deposit sizes from sub-million ounce up to and including world-class to giant deposits.  Premier global examples include the SHV gold deposits of Asia (Muruntau, Sukoy Log), Australia (Bendigo-Ballarat) and New Zealand (Otago Schist) and, as such, they form attractive bulk tonnage gold exploration targets.  All SHV deposits occur with a common set of characteristics that unite them as a class.  These characteristics are consistent with those observed to date in the Puna region of NW Argentina, namely, age, tectonic setting, metallongeny, alteration and style of mineralization.

The 2005/2006 regional exploration program carried out by the Issuer consisted of regional scale target generation based on the structural interpretation of Landsat, regional magnetic, geologic, and geochemical datasets of the entire 61,000km2 prospective belt.  A total of fifty-one targets areas were delineated for follow-up field work.  To date, a total of 2220 rock samples have been collected for gold assay and the results received to date have outlined the presence of numerous gold-bearing systems within the belt.  The Issuer has discovered five new gold endowed properties in addition to four historically worked properties yet to be systematically sampled.  The Issuer is also securing three other properties that exhibit large-scale hydrothermal features associated with quartz veining.  These large hydrothermal systems require further work to assess their potential to host gold mineralization.

Dr. Paul Klipfel, a recognized authority on SHV deposits, has visited the project area for a total of three weeks on two separate occasions.  Dr. Klipfel concurs that all the necessary criteria are present for the discovery of an SHV deposit or deposits within the Ordovician Santa Victoria Group fold and thrust belt.

Exploration is ongoing with both regional and property scale exploration to be conducted in 2006.  Following completion of the relevant option agreements, the twelve SHV properties identified to date will be systematically explored through structural and alteration mapping, trenching, and geochemical sampling and, contingent on the results from phase one, a second phase consisting of drill testing in late 2006/early 2007.

Information with respect to the merits of the specific properties that make up this new gold project will be provided through future press releases to be issued following completion of the specific property agreements.

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President - Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

May 8, 2006